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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 12)
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
    ------------------------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
    ------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           American Depositary Shares

           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV), par
                      value Bs.36.90182224915 per share)
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101
    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800
    ------------------------------------------------------------------------
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

     [_]    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

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         This Amendment No. 12 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on October 2, 2001 and as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), related to the tender offer by AES Comunicaciones de Venezuela, C.A., company organized under the laws of Venezuela, which is jointly owned by The AES Corporation and AES's 87% owned subsidiary, Corporacion EDC, C.A., upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001, and the related letter of transmittal, pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 7.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

         Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         From November 2, 2001 through November 4, 2001, representatives of the Company had discussions with representatives of The AES Corporation which discussions could have had the effect of terminating AES's tender offers in the United States and Venezuela. Discussions were tentative and no agreements or understandings were reached. There is no assurance that there will be further discussions between the Company or its representatives and AES or its representatives and, if there are further discussions, there can be no assurance that any agreement or understanding will be reached. The Company will not undertake further disclosure of discussions, if any, between the Company or its representatives and AES or its representatives until the Company and AES reach an agreement in principal, if any.

         The Company remains fully committed to completing its currently pending tender offer in the United States, the share repurchase program in Venezuela and its previously announced dividends. The Company does not intend to change the terms of its tender offer, share repurchase program or scheduled dividends in connection with any termination of the AES offers.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COMPANIA ANONIMA NACIONAL
                                          TELEFONOS DE VENEZUELA (CANTV)


                                          By: /S/ GUSTAVO ROOSEN
                                              ------------------
                                          Name:  Gustavo Roosen

                                          Title: President, Chairman and
                                                 Chief Executive Officer


Dated:  November 5, 2001